Issuer Free Writing Prospectus, dated August 9, 2010
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-161370
Anadarko Petroleum Corporation
Pricing Term Sheet
$2,000,000,000 6.375% Senior Notes due 2017

Issuer:	Anadarko Petroleum Corporation

Distribution:	SEC registered

Security Description:	6.375% Senior Notes due 2017

Aggregate Principal Amount:	$2,000,000,000

Gross Proceeds:	$2,000,000,000

Net Proceeds (Before Expenses):	$1,965,000,000

Maturity:	September 15, 2017

Coupon:	6.375%

Offering Price:	100.00% of principal amount

Yield to Maturity:	6.375%

Spread to Benchmark Treasury:	+415.6 bps

Benchmark Treasury:	UST 2.375% due July 31, 2017

Benchmark Yield:	2.219%

Interest Payment Dates:	Semi-annually on each March 15 and September 15, commencing March 15, 2011

Make-Whole Redemption:	Make-whole call @ Treasury Rate + 50 basis points

Trade Date:	August 9, 2010

Settlement:	T+3 (August 12, 2010)

CUSIP:	032511BH9

ISIN:	US032511BH96

Denominations/Multiple:	$2,000/$1,000

Joint Book-Running Managers:	J.P. Morgan Securities Inc.
Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
UBS Securities LLC

Co-Managers:	Banc of America Securities LLC
DnB NOR Markets, Inc.
RBS Securities Inc.
SG Americas Securities, LLC
Wells Fargo Securities, LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you to the prospectus if you request it by calling J.P. Morgan Securities Inc. (collect) at 1-212-834-4533; Barclays Capital Inc. at (888) 603-5847; Citigroup Global Markets Inc. at 1-877-858-5407; Credit Suisse Securities (USA) LLC at 1-800-221-1037; Deutsche Bank Securities Inc. at 1-800-503-4611; Goldman, Sachs & Co. at 212-902-1171 or 866-471-2526; Morgan Stanley & Co. Incorporated at 866-718-1649; and UBS Securities LLC at 1-877-827-6444 ext. 561-3884.